George L. Diamond
                                                    (214) 953-6119 (Direct Dial)
                                                    (214) 661-6618 (Direct Fax)
                                                    gdiamond@jw.com

                                  July 21, 2005



United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Attn:    Meagan Caldwell, Staff Accountant

         Re: Supplemental Response to the Staff's Verbal Inquiry Concerning Comment 35 of the Staff's Letter of Comment Dated February 14, 2005 (the "Letter of Comments")

Dear Ms. Caldwell:

         We are writing to you on behalf of China BAK Battery, Inc. f.k.a. Medina Coffee, Inc. (the "Company") for the purpose of providing the Staff the Company's response to the Staff's additional query related to the matters referenced in Comment 35 of the Letter of Comments. The Company supplementally provides herewith information related to the restructuring transaction involving Shenzhen BAK Battery Co., Ltd., organized under the laws of the People's Republic of China ("Shenzhen BAK"), and BAK International, Ltd., organized under the laws of Hong Kong ("BAK Hong Kong"), that was deemed effective as of November 6, 2004 (the "Reorganization"). In connection therewith, the Staff is advised as follows:

I.       Ownership of Shenzhen BAK prior to the Reorganization.

         Below please find a table listing the shareholders of Shenzhen BAK immediately prior to the Reorganization and their respective percentage ownership interest in the Company.

            Shenzhen BAK Original Shareholders List
-----------------------------------------------------------------
      No.            Shareholders Name            Percent
----------------- ------------------------- ---------------------
       1          Li xiangqian                          68.0000%
----------------- ------------------------- ---------------------
       2          Zhou baicheng                          0.2500%
----------------- ------------------------- ---------------------
       3          Wang jinghui                          12.0000%
----------------- ------------------------- ---------------------
       4          Li yunfei                              4.5000%
----------------- ------------------------- ---------------------
       5          Han yongbin                            1.5000%
----------------- ------------------------- ---------------------
       6          Li jimin                               1.1000%
----------------- ------------------------- ---------------------

United States Securities and Exchange Commission
July 21, 2005
Page 2


----------------- ------------------------- ---------------------
       7          Zhang shuquan                          1.0000%
----------------- ------------------------- ---------------------
       8          Zou yanlong                            0.4000%
----------------- ------------------------- ---------------------
       9          Huang jiajun                           0.4000%
----------------- ------------------------- ---------------------
       10         Yang xinrong                           0.2500%
----------------- ------------------------- ---------------------
       11         Li fenghua                             8.0000%
----------------- ------------------------- ---------------------
       12         Li shumin                              1.0000%
----------------- ------------------------- ---------------------
       13         Zhao guanghai                          0.7500%
----------------- ------------------------- ---------------------
       14         Zhu qiuju                              0.3500%
----------------- ------------------------- ---------------------
       15         Dai yu                                 0.2500%
----------------- ------------------------- ---------------------
       16         Zhang qun                              0.2500%
----------------- ------------------------- ---------------------
                  Total                                100.0000%
------------------------------------------- ---------------------


II.      Ownership of BAK Hong Kong immediately prior to the Reorganization.

         Below please find a table listing the shareholders of BAK Hong Kong immediately prior to the Reorganization and their respective ownership interests.

----------------- ------------------------- --------------------- --------------
      No.          Shareholders Name              Shares               Percent
----------------- ------------------------- --------------------- --------------
       1          Li xiangqian                  21,233,437               68%
----------------- ------------------------- --------------------- --------------
       2          Zhou baicheng                  9,992,205               32%
----------------- ------------------------- --------------------- --------------
                  Total                         31,225,642              100%
------------------------------------------- --------------------- --------------


III.     Shareholders of BAK Hong Kong immediately following the Reorganization.

         Below please find a table listing the shareholders of BAK Hong Kong immediately following the Reorganization. The table also includes the number of shares held by and the respective ownership percentage of the listed individuals. The Staff is advised that except for an approximately 3.4% variance in ownership interests, the ownership of BAK Hong Kong upon the consummation of the Reorganization is identical to that of Shenzhen BAK immediately prior to the Reorganization.

United States Securities and Exchange Commission
July 21, 2005
Page 3


                         BAK Hong Kong Shareholders List
----------------- ------------------------- --------------------- --------------
          No.          Shareholders Name          Shares              Percent
----------------- ------------------------- --------------------- --------------
           1      Li xiangqian                  21,233,437            68.0000%
----------------- ------------------------- --------------------- --------------
           2      Li fenghua                     2,498,051             8.0000%
----------------- ------------------------- --------------------- --------------
           3      Li yunfei                      1,405,154             4.5000%
----------------- ------------------------- --------------------- --------------
           4      Li jimin                         343,482             1.1000%
----------------- ------------------------- --------------------- --------------
           5      Zou yanlong                      124,903             0.4000%
----------------- ------------------------- --------------------- --------------
           6      Li shumin                        312,256             1.0000%
----------------- ------------------------- --------------------- --------------
           7      Huang jiajun                     124,903             0.4000%
----------------- ------------------------- --------------------- --------------
           8      Zhou baicheng                    124,903             0.4000%
----------------- ------------------------- --------------------- --------------
           9      Wang jinghui                   3,600,036            11.5291%
----------------- ------------------------- --------------------- --------------
           10     Han yongbin                      312,256             1.0000%
----------------- ------------------------- --------------------- --------------
           11     Zhang shuquan                    132,709             0.4250%
----------------- ------------------------- --------------------- --------------
           12     Zhang xuechun                    379,673             1.2159%
----------------- ------------------------- --------------------- --------------
           13     Mao huanyu                       249,805             0.8000%
----------------- ------------------------- --------------------- --------------
           14     Wang xiaohui                     224,825             0.7200%
----------------- ------------------------- --------------------- --------------
           15     Zhang yuxin                       74,942             0.2400%
----------------- ------------------------- --------------------- --------------
           16     Li feng                           67,135             0.2150%
----------------- ------------------------- --------------------- --------------
           17     Shao ge                            9,368             0.0300%
----------------- ------------------------- --------------------- --------------
           18     Lin yunqing                        7,806             0.0250%
----------------- ------------------------- --------------------- --------------
                  Total                         31,225,642           100.0000%
------------------------------------------- --------------------- --------------


IV. Shareholder list for Medina Coffee, Inc. immediately prior to the consummation of the stock exchange transaction between Medina Coffee, Inc. and BAK Hong Kong on January 20, 2005.

         Attached as Exhibit A hereto, please find a shareholders list for Medina Coffee, Inc. dated January 19, 2005 detailing all shareholders of record immediately preceding the closing of the stock exchange transaction between Medina Coffee, Inc. and BAK Hong Kong.

United States Securities and Exchange Commission
July 21, 2005
Page 4



V.       Ownership  of  Medina  Coffee,  Inc.  immediately   subsequent  to  the
         consummation of the stock exchange transaction between Medina Coffee, Inc. and BAK Hong Kong on January 20, 2005.

         Attached as Exhibit B hereto, please find a shareholders list for Medina Coffee, Inc. dated January 21, 2005 detailing all shareholders of record immediately following the closing of the stock exchange transaction between Medina Coffee, Inc. and BAK Hong Kong.

         Please do not hesitate to contact the undersigned with any additional comments or questions the Staff may have regarding the matters addressed above.

         The   Staff's   continued   cooperation   in  this  matter  is  greatly
appreciated.

                                                     Very truly yours,

                                                      /s/ George L. Diamond

                                                     George L. Diamond


GLD:aj


cc.      Yongbin Han
         Gerry Goldberg
         Nick Bottini
         Matt McMurphy


                                    EXHIBIT A

                Shareholder Listing for Cutoff Date of 1/19/2005

ACCOUNT
NUMBER    SHAREHOLDER NAME              ADDRESS 1                      ADDRESS 2            CITY         STATE   ZIP CODE     SHARES
 1001     DIANE E. BORDER               11400 NE 132ND ST.         #T-106                  KIRKLAND       WA      98034        1000
 1002     MARSHALL BRUMER               16583 SE 48TH COURT                                BELLEVUE       WA      98006        1000
 1003     CEDE & CO                     PO BOX 20                  BOWLING GREEN STATION   NEW YORK       NY      10004       36500
 1004     SUREYYA M CILIV               406 DETWILLER LANE                                 BELLEVUE       WA      98004        1000
 1008     KAREN FELSTEIN                16223 SE 45TH ST.                                  ISSAQUAH       WA      98027        1000
 1009     HALTER FINANCIAL GROUP, INC.  2591 DALLAS PARKWAY        STE. 102                FRISCO         TX      75034      587754
 1010     ROBIN HODGSON                 14012 SE 45TH COURT                                BELLEVUE       WA      98006        1000
 1011     CERI HOWES                    12438 SE 25TH PLACE                                BELLEVUE       WA      98005         500
 1012     RICK HOWES                    12438 SE 25TH PLACE                                BELLEVUE       WA      98005        1000
 1013     THOMAS HOWES                  12438 SE. 25TH PLACE                               BELLEVUE       WA      98005         500
 1014     GEORGE KANALOS                16436 SE. 149TH ST.                                RENTON         WA      98059        1000
 1020     HARRY MILLER                  401 DETWILLER LANE                                 BELLEVUE       WA      98004      414204
 1022     DON NATAROS                   42734 SE 168TH PLACE N                             BEND           WA      98045        2000
 1023     DEBRA PETERSON                12260 CHAMPIONSHIP CIR                             MUKILTEO       WA      98275        1000
 1025     LAUREN PAGE RIKER             21808 SE 28TH ST.                                  SAMMAMISH      WA      98075        1000
 1026     PATRICIA SAFERITE             255 NORTH FOREST ST. #506                          BELLINGHAM     WA      98225        1000
 1031     LISA L WOOLVERTON             10509 NE 187TH STREET                              BOTHELL        WA      98001        1000
 1034     KEVIN HALTER JR               22 STONEBRIAR WAY                                  FRISCO         TX      75034      100000


                                    EXHIBIT B

                Shareholder Listing for Cutoff Date of 1/21/2005


ACCOUNT
NUMBER  SHAREHOLDER                    ADDRESS                        CITY                         STATE       ZIP CODE       SHARES
 1001   DIANE E. BORDER                11400 NE 132ND ST.
                                       #T-106                       KIRKLAND                         WA          98034          1000
 1002   MARSHALL BRUMER                16583 SE 48TH COURT          BELLEVUE                         WA          98006          1000
 1003   CEDE & CO                      PO BOX 20
                                       BOWLING GREEN STATION        NEW YORK                         NY          10004         38500
 1004   SUREYYA M CILIV                406 DETWILLER LANE           BELLEVUE                         WA          98004          1000
 1008   KAREN FELSTEIN                 16223 SE 45TH ST.            ISSAQUAH                         WA          98027          1000
 1009   HALTER FINANCIAL GROUP,        2591 DALLAS PARKWAY
        INC.                           STE. 102                     FRISCO                           TX          75034         87754
 1010   ROBIN HODGSON                  14012 SE 45TH COURT          BELLEVUE                         WA          98006          1000
 1011   CERI HOWES                     12438 SE 25TH PLACE          BELLEVUE                         WA          98005           500
 1012   RICK HOWES                     12438 SE 25TH PLACE          BELLEVUE                         WA          98005          1000
 1013   THOMAS HOWES                   12438 SE. 25TH PLACE         BELLEVUE                         WA          98005           500
 1020   HARRY MILLER                   401 DETWILLER LANE           BELLEVUE                         WA          98004         14204
 1022   DON NATAROS                    42734 SE 168TH PLACE N       BEND                             WA          98045          2000
 1023   DEBRA PETERSON                 12260 CHAMPIONSHIP CIR       MUKILTEO                         WA          98275          1000
 1025   LAUREN PAGE RIKER              21808 SE 28TH ST.            SAMMAMISH                        WA          98075          1000
 1031   LISA L WOOLVERTON              10509 NE 187TH STREET        BOTHELL                          WA          98001          1000
 1032   RAY CHAPMAN                    12413 HILLTOP ROAD           ARGYLE                           TX          76226         50591
 1033   PAUL E PLOWMAN                 6409 GRAND MARK DRIVE        OKLAHOMA CITY                    OK          73116         12648
 1034   KEVIN HALTER JR                22 STONEBRIAR WAY            FRISCO                           TX          75034        234062
 1035   WILLIAM ROSEN                  844 JUDSON AVE.              HIGHLAND PARK                    IL          60035         25295
 1036   ROBERT J KIRKLAND              200 E. DELAWARE PL.
                                       17D                          CHICAGO                          IL          60611         25295
 1037   CHINAMERICA FUND LP            2909 ST. ANDREWS DRIVE       RICHARDSON                       TX          75082        505908
 1038   DAVID OFMAN                    738 GREEN BAY RD.            WINNETKA                         IL          60093         50591
 1039   HAROLD E GEAR                  2558 ADMIRALS WALK DR. S.    ORANGE PARK                      FL          32073          5295
 1040   MARK DISALVO                   1001 CORBETT CANYON          ARROYO GRANDE                    CA          93420          2884
 1041   264646 ALBERTA LTD.            3 MCCONNELL CLOSE            RED DEER, ALBERTA T4N 0J7       CANADA                      7707
 1042   BOB SCHIESSER                  211 MISTY MORNING DR. SW     CALGARY, ALBERTA T3Z 2Z8        CANADA                      7943
 1043   ANDREW GOODACRE                159 ALEXANDER CRES.          RED DEER, ALBERTA T4R 2R7       CANADA                      7707
 1044   KELLY FRASER                   P.O. BOX 1650                OKOTOKS, ALBERTA T15 1B5        CANADA                      7707
 1045   WILLIAM TOBMAN                 2412 - 34TH AVE. NW          CALGARY, ALBERTA T2L 0V2        CANADA                      5059
 1046   FABMAR INVESTMENTS LTD.        2028 10TH ST. NW             CALGARY, ALBERTA T2M 3M2        CANADA                      0118
 1047   ROBERT GEDDES                  115 SOLAT RIDGE PL SW        CALGARY, ALBERTA T3E 6W3        CANADA                      0118
 1048   RICHARD DAHL                   163 OAKSIDE PL SW            CALGARY, ALBERTA T2V 4R1        CANADA                      0118
 1049   ERIC PEDERSEN                  2007 - 41 AVE. SW            CALGARY, ALBERTA T2T 2M2        CANADA                      5059
 1050   CHAPEL ROCK HOLDINGS LTD.      1538 VARSITY EST DR. NW      CALGARY, ALBERTA T3B 4C5        CANADA                      2648
 1051   CALVIN GABEL                   26 WOODHAVEN VIEW SW         CALGARY, ALBERTA T2W 5P6        CANADA                      5059
 1052   GERALD SLAMKO                  64 WAHSTAO CRESCENT          EDMONTON, ALBERTA T5T 2W8       CANADA                      5059
 1053   RICHARD MACDERMOTT             P.O. BOX 5 SITE 8            DEWINTON, ALBERTA T0L 0X0       CANADA                      5177
 1054   JAMES GILKISON                 88327 33RD AVE. NW           CALGARY, ALBERTA T3B 1L5        CANADA                      2648
 1055   EARL FAWCETT                   137 SIGNATURE CLOSE SW       CALGARY, ALBERTA T3H 2V6        CANADA                      7707
 1056   MICHAEL COLUMBOS               P.O. BOX 790 GEN DEL         TURNER VALLEY, ALBERTA          CANADA     T0L 2A0          5295
 1057   HARRY GABEL                    155 COUNTY CLUB LANE         CALGARY, ALBERTA T3R 1G2        CANADA                      2766
 1058   BOT HOLDINGS, INC.             500 5TH AVE SW, SUITE 500    CALGARY, ALBERTA T2P 3L5        CANADA                      5295
 1059   YAREK BARTOSZ                  60 MOUNT KIDD POINT S.E.     CALGARY, AB T2Z 3C5                                         7707
 1060   G. MARSHALL ABBOTT             SE QUARTER OF 6TH TWP 22
                                       RANGE 2 W 5TH MERIDIAN       CALGARY, AB                     CANADA                     37943
 1061   DON A. LEEB                    69 ALBERTS CLOSE             RED DEER, ALBERTA T4R 3J7       CANADA                      5059
 1062   TERRAL D. HAGMAN               RR#1                         WEMBLEY, ALBERTA TOH 3S0        CANADA                     12648
 1063   STEVEN PERRY                   1332 SHAWNEE RD SW           CALGARY, ALBERTA T2Y 2S7        CANADA                     12648
 1064   STEVE HORTH                    SUITE 100, 911 38 AVE. SW    CALGARY, ALBERTA T2T 2J3        CANADA                      5059
 1065   ROBERT G. RADER &
        JUDITH T. RADER                7009 NO. SHAWNEE DR.         OKLAHOMA CITY                   OK          73116           5059
 1066   J.M.C. INVESTMENTS LTD.        2312 - 96 ST.                EDMONTON, ALBERTA T6N 1J8       CANADA                     12648
 1068   GARY ALLARD                    6801 LOWELL CRT SW           CALGARY, ALBERTA T3E 6J1        CANADA                      5059
 1069   DWIGHT L. MCLELLAN             #8 - 11 SCARPE DRIVE NW      CALGARY, ALBERTA T2T 6K9        CANADA                     10118
 1070   SANDEEP G. AGGARWAL
        PROFESSIONAL CORPORATION       15 WOODHAVEN CRES SW         CALGARY, ALBERTA T2W 5S3        CANADA                     10118
 1071   G-MAC WELDING LTD.             BOX 1966                     BROOKS, ALBERTA T1R 1C7         CANADA                      5059
 1072   DANICH INVESTMENTS LTD.        BOX 20065 CALGARY PL SW      CALGARY, ALBERTA T2P 4J2        CANADA                     10118
 1073   DENNIS B. BLEAKLEY             5531 BORAC ROAD NW           CALGARY, ALBERTA T3A 4R2        CANADA                     12648
 1074   JOHN MACKAY                    25 HOLDEN RD. SW             CALGARY, ALBERTA T2V 3E7        CANADA                     12648
 1075   783036 ALBERTA LTD.            7635 - 23 ST SE              CALGARY, ALBERTA T2C 0Y2        CANADA                     12648
 1076   ADAM CARPENTER                 #204, 420 - 3RD ST NE        CALGARY, ALBERTA T2E 7W5        CANADA                      7589
 1078   KEN BELL                       4603 - 23RD AVE. NW          CALGARY, ALBERTA T3B 024        CANADA                      7589
 1079   IMTIAZ BHIMAN                  12912 CANSO PL SW            CALGARY, ALBERTA T2W 3A8        CANADA                      7589
 1080   DOUG RIOPELLE &                85 DUFFEREON ST.             ST. ALBERTA,
        LINDA BENHAM-RIOPELLE                                       ALBERTA T8N 5R6                 CANADA                      5059

 1081   GARY EVANS                     2100 LA ROCHELLE             FLOWER MOUND                    TX          75022         758862



ACCOUNT
NUMBER  SHAREHOLDER 1                  ADDRESS 1                      CITY                         STATE       ZIP CODE       SHARES

1082   XIANGQIAN LI                   BAK INDUSTRIAL PARK
                                       KUICHONG STREET,
                                       LONGGANG DISTRICT            SHENZHEN                                   518119       21233437
 1083   JINGHUA WANG                                                                                                         3600035
 1084   FENGHUA LI                                                                                                           2498051
 1085   YUNFEI LI                                                                                                            1405153
 1086   XUECHUN ZHANG                                                                                                         379673
 1087   JIMIN LI                                                                                                              343482
 1088   YONGBIN HAN                                                                                                           312256
 1089   SHUMIN LI                                                                                                             312256
 1090   HUANYU MAO                                                                                                            249805
 1091   XIAOHUI WANG                                                                                                          224825
 1092   SHUQUAN ZHANG                                                                                                         132709
 1093   YANLONG ZOU                                                                                                           124903
 1094   JIAJUN HUANG                                                                                                          124903
 1095   BAICHENG ZHOU                                                                                                         124903
 1096   YUXIN ZHANG                                                                                                            74942
 1097   FENG LI                                                                                                                67135
 1098   GE SHAO                                                                                                                 9368
 1099   YUNQING LIN                                                                                                             7806
 1101   SI ZHANG                       HUIAI XI LU 343 J 1605       SHANGHAI, 200030 CHINA                                     50591
 1102   YING WANG                      PUDONG SHANGCHENG LU 108
                                       #4-2801                      SHANGHAI, 200120 CHINA                                    911545
 1103   CHONGYING GONG                 PUDONG PUMING LU 233
                                       #6-3002                      SHANGHAI, 200120 CHINA                                     64857
 1104   XIN AN                         11-3-101 SHIJICHEN
                                       HEINIUCHENG ROAD             TIANJIN, CHINA                                            288367
 1105   WANPEI CHEN                    FUTIAN QU FUHONG LU
                                       HUAQIANG HUAYUAN C31D        SHENGZHEN, GUANGDOND CHINA                                252954
 1106   JOHN B TRESCOT                 144 DAVEY ROAD               EAST PALATKA                    FL      321314338          12648
 1107   JOHN H TRESCOT JR              A WAYS AWAY                  EAST PALATKA                    FL      321314338          12648
 1108   DAVID L EBERSHOFF              315 COOK STREET              DENVER                          CO          80206          25295
 1109   W W GAY                        5809 CEDAR OAKS DR.          JACKSONVILLE                    FL          32210          12648
 1110   STEPHEN TOBIAS                 1287 WILLOW AVE.             LOUISVILLE                      KY          40204           5059
 1111   STEPHEN S TAYLOR JR            1376 N. DOHENY DRIVE         LOS ANGELES                     CA          90069         126477
 1112   MERRY LEE CARNALL              4435 WESTWAY AVENUE          DALLAS                          TX          75205          50591
 1113   STEPHEN S TAYLOR SR            158 CLUBHOUSE DRIVE          WINCHESTER                      KY          40391          25295
 1114   LUCIANO M BRUNO                1007 N. FEDERAL HIGHWAY
                                       #198                         FT. LAUDERDALE                  FL          33304         12648
 1115   DAVID A SPINNEY                280 SHERIDAN RD.             WINNETKA                        IL          60093          50591
 1116   TREVOR COLBY &
        DYLAN COLBY                    6701 DUME DRIVE              MABLIBU                         CA          90265          12648
 1117   TREVOR COLBY                   6701 DUME DRIVE              MALIBU                          CA          90265          12648
 1118   CHARLES MOLDOW TTEE MOLDOW
        FAMILY TRUST DTD 10/16/2001    170 SEMINARY DRIVE           MENLO PARK                      CA          94025          25295
 1119   LAKE STREET FUND LP            600 SOUTH LAKE AVE.
                                       SUITE 100                    PASADENA                        CA          91106         478083
 1120   FRED L ASTMAN &
        JEAN L ASTMAN                  1100 NORTH HIDALGO           ALHAMBRA                        CA          91801         164420
 1121   SCOTT W HOOD                   461 W. GRANDVIEW AVE.        SIERRA MADRE                    CA          91024          37943
 1122   LEONG SING LYE                 FLAT B, 23/F, TOWER A
                                       HOLLYWOOD TER 268
                                       QUEENS RD CENTRAL            HONG KONG                                                 217540
 1123   DAVID MOY                      268 QUEENS RD. CENTRAL
                                       BLOCK A, #11A                CENTRAL HONG KONG                           80945
 1124   STEPHEN C KIRCHER TTEE
        KIRCHER FAMILY TRUST           6000 GREYSTONE PLACE         GRANITE BAY                     CA          95746         151772
 1125   WILLIAM H HEDDEN &
        SANDRA L HEDDEN TRUST          10 WILLOW COURT              HISSBOROUGH                     CA          94010          25295
 1126   LARRY KELLEY TTEE
        THE KELLEY REV TRUST           6016 ALTA LOMA PL.           GRANITE BAY                     CA          95746          25295
 1127   MIDSOUTH INVESTOR FUND LP      201 4TH AVE. NORTH
                                       SUITE 1950                   NASHVILLE                       TN          37219         164420
 1128   INCLINE CAPITAL LP             4965 PRESTON PARK BLVD.
                                       SUITE 250                    PLANO                           TX          75093         101182
 1129   BELLFIELD CAPITAL              4965 PRESTON ROAD
        PARTNERS LP                    SUITE 250                    PLANO                           TX          75093         101182
 1130   WESTPARK CAPITAL LP            4965 PRESTON PARK
                                       SUITE 220                    PLANO                           TX          75093         505908
 1131   LIGHTHOUSE CAPITAL             720 WEST BAY ROAD,
                                       2ND FLOOR
                                       BUCKINGHAM SQUARE            GRAND CAYMAN, CAYMAN                                       50591
 1132   STEPHEN SUN CHIAO              20437 KILBRIDE CT.           SARATOGA                        CA          95070          12648
 1133   A J CHARBONNEAU                5040 12A ST. S.E.            CALGARY, ALBERTA CANADA                    T2A5K9           5059
 1134   JACK COLDWELL                  1933 5TH ST. S.W.            CALGARY, ALBERTA CANADA                    T2S2B2          10118
 1135   ROBERT O MCDONALD              3316 PRESTON DR.             OKLAHOMA CITY                   OK          73122          25295
 1136   DONNA H DODSON                 230A RODRIGUEX               SANTA FE                        NM          87501          12648
 1137   JAMES B LISLE &
        W. PAULINE LISLE               500 N.W. 14TH STRET          OKALHOMA CITY                   OK          73103           2530
 1138   ANN T GARRETT                  1610 DRAKESTONE AVE.         OKLAHOMA CITY                   OK          73120           2530
 1139   JAYHAWK CHINA FUND             8201 MISSION RD.
        (CAYMAN) LTD                   SUITE 110                    PRAIRIE VILLAGE                 KS          66208         252954
 1140   THE PINNACLE FUND LP           4965 PRESTON PARK BLVD.
                                       SUITE 240                    PLANO                           TX          75093        2109636